December 7, 2023

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: FRP Holdings, Inc.

Form 10-K for the year ended December 31, 2022

File No. 001-36769

Ladies and Gentlemen:

On behalf of FRP Holdings, Inc., a Florida corporation (the “Company”), we are hereby responding to the letter dated November 28, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Annual Report on Form 10-K filed on March 3, 2023 (the “10-K”). In response to the Comment Letter and to update certain information in the 10-K, the Company is publicly filing Amendment No. 1 to the 10-K (the “Amended 10-K”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold.

Annual Report on Form 10-K filed March 3, 2023

Item 2 Properties

Mining Royalty Lands Segment, page 12

1.	We note your disclosure on page 58 that depletion of sand and stone deposits is computed on the basis of units of production in relation to estimated reserves. Considering your disclosure on page 13 with respect to relying on Item 1303(a)(3) of Regulation S-K, please explain the basis for using the unit of production method for the depletion of your royalty interests of your sand and stone deposits and clarify the methods used to determine "estimate reserves" for purposes of this calculation. To the extent the estimated reserves do not represent reserves as defined by SK1300, please revise your labelling and refrain from using the term reserves.

Response: The Company’s leases with mining tenants generally require the mining companies to pay the Company a royalty based on a percentage of the sales price for sand, gravel or crushed stone mined from or processed on the Company’s properties. The Company uses the unit of production method for calculating depletion because it tracks the annual production from the Company’s mining properties. In connection with royalty calculations, the Company receives monthly calculations of tons mined and periodic calculations of estimated remaining deposits of sand and stone from its mining tenants, which data is used to calculate depletion. The Company’s mining leases do not require tenants to provide geological reports meeting the criteria for disclosures regarding mineral reserves pursuant to Subpart 1300 of Regulation S-K; however, the Company respectfully submits that such data is sufficient to determine the remaining deposits of mining properties for the purpose of calculating depletion.

For fiscal 2022, the Company’s depletion expense was $572,894 (approximately 1.5% of the Company’s total revenues and 5.4% of the Company’s mining revenues). Approximately 58% of the depletion expense in fiscal 2022 was attributable to one property placed in service in April 2022.

In future filings, the Company will refrain from using the term reserves for sand and stone deposits that do not meet the definition of reserves as defined by Subpart 1300 of Regulation S-K. This terminology has also been revised in the discussion on page 12 of the Amended 10-K.

Mining Royalties, page 30

2.	We note your disclosure of 21.8 million tons of sand reserves on page 30 of your disclosure. Only reserve estimates meeting the definitions and requirements of SK1300 should be disclosed in SEC filings. Please revise to remove the reserve estimate.

Response: The reference to reserve estimates has been removed from the discussion on page 30 in Amendment No. 1.

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If you have any additional questions regarding any of our responses or the Amended 10-K, please do not hesitate to contact Daniel Nunn at (904) 665-3601 or daniel.nunn@nelsonmullins.com.

Very truly yours,

/s/ Daniel B. Nunn, Jr.

Daniel B. Nunn, Jr.

cc:	John D. Baker II, Chief Executive Officer, FRP Holdings, Inc. John D. Baker III, Chief Financial Officer, FRP Holdings, Inc. John D. Klopfenstein, Chief Accounting Officer, FRP Holdings, Inc.